
January 10, 2024

Peter Maag, Ph.D.
Chief Executive Officer
Kyverna Therapeutics, Inc.
5980 Horton St., STE 550
Emeryville, CA 94608

> **Re: Kyverna Therapeutics, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 8, 2024**
> **CIK No. 0001994702**

Dear Peter Maag:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 8, 2024

Prospectus Summary
Our pipeline and programs, page 3

1.   We note your response to prior comment 2 and reissue in part. Please revise your pipeline tables here and elsewhere to enlarge the footnotes so they are legible.

Principal Stockholders, page 202

2.   Please revise footnote 1 to include disclosure of the natural person or persons who have voting and investment control of the shares held by the entity listed in the table.

Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey T. Hartlin, Esq.